UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Enstar Group Limited
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3075 P101
(CUSIP Number)

April 28, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,200,000 (a)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,200,000 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (a)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (b)
12	TYPE OF REPORTING PERSON PN
(a)           Represents voting ordinary shares that the Partnerships (defined below) have the right to acquire pursuant to that certain Stock Purchase Agreement, dated as of April 28, 2012 (the “Stock Purchase Agreement”), by and among J. Christopher Flowers, J.C. Flowers II L.P., J.C. Flowers II-A L.P., J.C. Flowers II-B L.P., Financial Service Opportunities L.P. (collectively, the “Sellers”), and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P. (collectively, the “Partnerships”).  The Sellers have agreed pursuant to the Stock Purchase Agreement not to sell or transfer the 1,200,000 voting ordinary shares to be acquired by the Partnerships (the “Subject Shares”) until such time as the Partnerships acquire the Subject Shares or the Stock Purchase Agreement is terminated.  Trident V, L.P. will directly acquire 687,605 voting ordinary shares pursuant to the Stock Purchase Agreement.  Following the closing of the transactions contemplated by the Stock Purchase Agreement, each of the Partnerships will share voting power of the Subject Shares owned by them with Stone Point Capital LLC.  As noted in Section 4 to this Schedule 13G, Trident V, L.P. and its general partner, Trident Capital V, L.P., may be deemed to share dispositive power over securities held by each of the Partnerships.

(b)           Represents percentage of 13,855,820 outstanding voting ordinary shares of Enstar Group Limited (“Enstar”) as of May 2, 2012 as disclosed to the Partnerships by Enstar.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,200,000 (a)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,200,000 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (a)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (b)
12	TYPE OF REPORTING PERSON PN
(a)           Represents voting ordinary shares that the Partnerships have the right to acquire pursuant to the Stock Purchase Agreement.  The Sellers have agreed pursuant to the Stock Purchase Agreement not to sell or transfer the Subject Shares until such time as the Partnerships acquire the Subject Shares or the Stock Purchase Agreement is terminated.  Trident V, L.P., of which Trident Capital V, L.P. is general partner, will directly acquire 687,605 voting ordinary shares pursuant to the Stock Purchase Agreement.  Following the closing of the transactions contemplated by the Stock Purchase Agreement, each of the Partnerships will share voting power of the Subject Shares owned by them with Stone Point Capital LLC.  As noted in Section 4 to this Schedule 13G, Trident V, L.P. and its general partner, Trident Capital V, L.P., may be deemed to share dispositive power over securities held by each of the Partnerships.

(b)           Represents percentage of 13,855,820 outstanding voting ordinary shares of Enstar as of May 2, 2012 as disclosed to the Partnerships by Enstar.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 482,227 (a)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 482,227 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,227 (a)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5% (b)
12	TYPE OF REPORTING PERSON PN
(a)           Represents voting ordinary shares that the Partnerships have the right to acquire pursuant to the Stock Purchase Agreement.  The Sellers have agreed pursuant to the Stock Purchase Agreement not to sell or transfer the Subject Shares until such time as the Partnerships acquire the Subject Shares or the Stock Purchase Agreement is terminated.  Trident V Parallel Fund, L.P. will directly acquire 482,227 voting ordinary shares pursuant to the Stock Purchase Agreement.  Following the closing of the transactions contemplated by the Stock Purchase Agreement, each of the Partnerships will share voting power of the Subject Shares owned by them with Stone Point Capital LLC.  As noted in Section 4 to this Schedule 13G, Trident V, L.P. and its general partner, Trident Capital V, L.P., may be deemed to share dispositive power over securities held by each of the Partnerships.

(b)           Represents percentage of 13,855,820 outstanding voting ordinary shares of Enstar as of May 2, 2012 as disclosed to the Partnerships by Enstar.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trident V Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 30,168 (a)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 30,168 (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,168 (a)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (b)
12	TYPE OF REPORTING PERSON PN
(a)           Represents voting ordinary shares that the Partnerships have the right to acquire pursuant to the Stock Purchase Agreement.  The Sellers have agreed pursuant to the Stock Purchase Agreement not to sell or transfer the Subject Shares until such time as the Partnerships acquire the Subject Shares or the Stock Purchase Agreement is terminated.  Trident V Professionals Fund, L.P. will directly acquire 30,168 voting ordinary shares pursuant to the Stock Purchase Agreement.  Following the closing of the transactions contemplated by the Stock Purchase Agreement, each of the Partnerships will share voting power of the Subject Shares owned by them with Stone Point Capital LLC.  As noted in Section 4 to this Schedule 13G, Trident V, L.P. and its general partner, Trident Capital V, L.P., may be deemed to share dispositive power over securities held by each of the Partnerships.

(b)           Represents percentage of 13,855,820 outstanding voting ordinary shares of Enstar as of May 2, 2012 as disclosed to the Partnerships by Enstar.

CUSIP No.	G3075 P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,200,000 (a)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (a)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (b)
12	TYPE OF REPORTING PERSON OO
(a)           See note (a) set forth on each of the foregoing pages and Item 4 to this Schedule 13G regarding Stone Point Capital LLC’s shared voting power over the Subject Shares following the closing of the transactions contemplated by the Stock Purchase Agreement.

(b)           See note (b) set forth on each of the foregoing pages.

CUSIP No.	G3075 P101

ITEM 1(a)	NAME OF ISSUER:

Enstar Group Limited (the “Company”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18 Queen Street, Windsor Place
3rd Floor, P.O. Box HM 2267
Hamilton, HM JX Bermuda

ITEM 2(a)	NAME OF PERSON FILING:

Trident V, L.P.
Trident Capital V, L.P.
Trident V Parallel Fund, L.P.
Trident V Professionals Fund, L.P.
Stone Point Capital LLC

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident V, L.P.
Trident Capital V, L.P.
Trident V Parallel Fund, L.P.
Trident V Professionals Fund, L.P.
c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830

For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830

ITEM 2(c)	CITIZENSHIP:

Trident V, L.P. – Cayman Islands
Trident Capital V, L.P. – Cayman Islands
Trident V Parallel Fund, L.P. – Cayman Islands
Trident V Professionals Fund, L.P. – Cayman Islands
Stone Point Capital LLC – United States

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

CUSIP No.	G3075 P101

ITEM 2(e)	CUSIP NO.:

G3075 P101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The information in items 5 through 9 and item 11 on the cover pages (and the footnotes thereto) to this Schedule 13G is hereby incorporated by reference.

Pursuant to a Stock Purchase Agreement, dated as of April 28, 2012 (the “Stock Purchase Agreement”), by and among J. Christopher Flowers, J.C. Flowers II L.P., J.C. Flowers II-A L.P., J.C. Flowers II-B L.P., Financial Service Opportunities L.P. (collectively, the “Sellers”), and Trident V, L.P. (“Trident V”), Trident V Parallel Fund, L.P. (“Trident V Parallel”) and Trident V Professionals Fund, L.P. (“Trident V Professionals” and, collectively with Trident V and Trident V Parallel, the “Partnerships”), each of Trident V, Trident V Parallel and Trident V Professionals has the right to acquire 687,605, 482,227 and 30,168 ordinary shares, par value $1.00 per share of the Company (the “Ordinary Shares”), respectively, from Sellers.   The Sellers have agreed pursuant to the Stock Purchase Agreement not to sell or transfer the 1,200,000 Ordinary Shares to be acquired by the Partnerships (the “Subject Shares”) until such time as the Partnerships acquire the Subject Shares or the Stock Purchase Agreement is terminated.

The sole general partner of Trident V is Trident Capital V, L.P. (“Trident V GP”).  As the general partner, Trident V GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident V.  The manager of Trident V is Stone Point Capital LLC (“Stone Point”).  In its role as manager, Stone Point has authority delegated to it by Trident V GP to exercise voting rights of Ordinary Shares on behalf of Trident V but does not have any power with respect to disposition of Ordinary Shares held by Trident V.  For any portfolio investment where Trident V controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V without first receiving direction from the Investment Committee of Trident V GP or a majority of the general partners of Trident V GP.

The sole general partner of Trident V Parallel is Trident Capital V-PF, L.P.  (“Trident V Parallel GP”).  As the general partner, Trident V Parallel GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident V Parallel.  The manager of Trident V Parallel is Stone Point.  In its role as manager, Stone Point has authority delegated to it by Trident V Parallel GP to exercise voting rights of Ordinary Shares on behalf of Trident V Parallel but does not have any power with respect to disposition of Ordinary Shares held by Trident V Parallel.  For any portfolio investment where Trident V Parallel controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Parallel without first receiving

CUSIP No.	G3075 P101

direction from the Investment Committee of Trident V Parallel GP or a majority of the general partners of  Trident V Parallel GP.

The sole general partner of Trident V Professionals is Stone Point GP Ltd. (“Trident V Professionals GP”).  As the general partner, Trident V Professionals GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident V Professionals.  The manager of Trident V Professionals is Stone Point.  In its role as manager, Stone Point has authority delegated to it by Trident V Professionals GP to exercise voting rights of Ordinary Shares on behalf of Trident V Professionals but does not have any power with respect to disposition of Ordinary Shares held by Trident V Professionals.  For any portfolio investment where Trident V Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Professionals without first receiving direction from the Investment Committee of Trident V Professionals GP or a majority of the shareholders of Trident V Professionals GP.

The general partners of each of Trident V GP and Trident V Parallel GP are five single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, Meryl D. Hartzband, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  There are four shareholders of Trident V Professionals GP, each with an equal ownership interest, and they are Messrs. Davis, Carey and Wermuth and Ms. Hartzband.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident V GP, Trident V Parallel GP and Trident V Professionals GP (collectively, the “GPs”) has disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V, Trident V Parallel and Trident V Professionals (the “Partnerships”), except to the extent of their individual pecuniary interest therein.  The individual members of Stone Point and shareholders of Trident V Professionals GP each has also disclaimed beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by the Partnerships.  This report shall not be construed as an admission that such persons are the beneficial owners of Ordinary Shares for any purpose.

The limited partnership agreements of each of the Partnerships have the effect of conferring dispositive power over securities held by the Partnerships to Trident V, L.P. and its general partner, Trident Capital V, L.P.  In its role as manager, except as described above, Stone Point has authorization delegated to it by the GPs to exercise voting rights of common shares on behalf of the Partnerships but does not have any power with respect to disposition of common shares held by the Partnerships.

Trident V, Trident V Professionals and Trident V Parallel are parties to an assignment agreement, dated as of April 28, 2012, pursuant to which they have assumed certain rights and obligations of J. Christopher Flowers under a registration rights agreement, dated as of January 31, 2007, by and among the Company and certain of its shareholders (the “Registration Rights Agreement”).  The Registration Rights Agreement is filed as Exhibit 10.1 of the Company’s Form 8-K12B filed with the Securities and Exchange Commission on January 31, 2007.

CUSIP No.	G3075 P101

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G3075 P101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2012

TRIDENT V, L.P.
By:	Trident Capital V, L.P., its sole general partner
By:	DW Trident V, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

TRIDENT CAPITAL V, L.P.
By:	DW Trident V, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

STONE POINT CAPITAL LLC

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Senior Principal

TRIDENT V PROFESSIONALS FUND, L.P.
By: Stone Point GP Ltd., its sole general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Secretary

CUSIP No.	G3075 P101

TRIDENT V PARALLEL FUND, L.P.
By:	Trident Capital V-PF, L.P., its sole general partner
By:	DW Trident V, LLC, a general partner

	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member